Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

DOCENT REPORTS FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

Announces Merger of Equals with Click2learn

Mountain View, CA. — October 20, 2003 — Docent®, Inc. (Nasdaq: DCNT), a leading provider of integrated software solutions proven to directly drive business performance through learning, today announced the financial results of its third quarter ended September 30, 2003.

Docent’s third quarter 2003 revenue was $7.0 million, an increase of 16 percent from $6.1 million reported in the third quarter of 2002. On a GAAP basis, the third quarter 2003 net loss was $2.7 million, or 20 cents per share, compared to a net loss of $3.9 million, or 28 cents per share, in the third quarter of 2002. Both revenue and net loss were in line with previous guidance.

“We are pleased with our performance in the quarter, especially the revenue growth over the third quarter of 2002, and our continued progress in reducing our losses,” said R. Andrew Eckert, president and chief executive officer. “We have progressively reduced Docent’s net loss in each of the eight most recent quarters and our cash usage has been reduced from $14.9 million in the fourth quarter of 2001 to $2.9 million in the most recent quarter,” he stated.

At the end of the third quarter of 2003, Docent had $32.9 million in cash and short-term investments, or approximately $2.51 per share. Deferred revenue was $7.6 million as of September 30, 2003, compared to $5.4 million as of September 30, 2002. Accounts receivable days sales outstanding (DSO) was 81 days at the end of the third quarter of 2003, compared to 76 days at the end of the third quarter of 2002.

For the nine months ended September 30, 2003, revenue was $21.8 million; compared with the $20.7 million reported for the first nine months of 2002. On a GAAP basis, Docent’s net loss was reduced to $8.2 million, or 63 cents per share, from $20.6 million, or $1.47 per share in the first nine months of 2002.

In a separate development, Docent and Click2learn announced today the signing of a definitive agreement for a strategic merger of equals. Referring to this event Eckert stated “I am very excited by this agreement we reached today with Click2learn. By combining two of the strongest business performance and learning management software companies, the market will have a clear leader that is well positioned for long-term growth and innovation.”

TELECONFERENCE WEB CAST

Docent management has scheduled a teleconference for 7:00 a.m. (PDT), 10:00 a.m. (EDT) on Tuesday, October 21, to discuss financial results and business events for the third quarter of 2003. A live Web-cast of the conference call can be accessed through the Investor Relations section of Docent’s Web site at http://www.docent.com. From this site, you can listen to the teleconference, assuming that your computer system is configured properly. A telephone replay of the teleconference will be available on Tuesday, October 21, beginning at approximately 1:30 p.m. (PDT) through the close of business on October 28, 2003. The replay can be accessed by dialing the USA toll-free number: 1-800-207-7077, access code: 4059. The international replay number is +1-913-383-5767, access code: 4059.

About Docent, Inc.

Docent, Inc. (Nasdaq: DCNT) is a leading provider of integrated software solutions proven to directly drive business performance through learning. Docent solutions for sales performance, product launch, channel effectiveness, customer education, compliance, ERP/CRM implementations, and other business priorities are enabled by the industry’s most comprehensive suite of business performance management applications, industry-specific content, and world-class services. Solutions are tailored to address the unique requirements of vertical markets, including government, life sciences, energy, high tech, telecommunications, financial services, retail and manufacturing.

Docent outperforms the industry in customer satisfaction benchmarks, delivering compelling and measurable ROI to blue chip customers such as Cingular Wireless, Harley-Davidson, Wachovia Corporation, Lucent Technologies, Kelly Services, Eaton Corporation, D&B, Halliburton, Rockwell Collins, and Bechtel Group, Inc. Docent partners with the world’s most prominent systems integrators and business process outsourcing providers, including Accenture, Exult, IBM Human Capital Solutions, Cap Gemini Ernst & Young and Deloitte Consulting. Docent is distinguished as a leader by Gartner in the 2003 e-Learning Suites and LMS Magic Quadrants, and by the META Group in the 2003 METAspectrum report on learning management system vendors. Docent is headquartered in Mountain View, California, with other offices throughout the United States, Europe and Asia-Pacific. For more information, visit www.docent.com.

Safe Harbor Statement

This earnings release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “forecasts,” “predicts,” “intends” or the negative of such terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following: (1) Docent’s current financial outlook for the third quarter of 2003 (2) Docent’s ability to compete effectively in the eLearning market, (3) Docent’s plans to develop new products and services, (4) Docent’s business strategies and plans and (5) Docent’s future business performance. Actual results may differ materially from those described in any such forward-looking statement. You are cautioned not to place undue reliance on any forward-looking statements. Risks inherent in Docent’s business and factors that could cause or contribute to such differences include without limitation the risks set forth in Docent’s filings with the Securities and Exchange Commission, including the “Risk Factors” section and the considerations set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K for the year ended December 31, 2002 and the Form 10-Q for the quarter ended June 30, 2003. Docent expressly disclaims any obligation to update any forward-looking statements.

Docent, Docent Enterprise and the marks relating to Docent products and services referenced herein are either trademarks and/or registered trademarks of Docent, Inc. All other names are trademarks and/or registered trademarks of their respective owners.

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For Additional Information Contact:

Neil Laird

650-934-9525

nlaird@docent.com

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30,
	2003	2002	2003	2002
Revenue:
License	$2,953	$2,496	$9,657	$9,602
Service and maintenance	4,091	3,560	12,117	11,105

Total revenue	7,044	6,056	21,774	20,707

Cost of revenue:
Cost of license	311	481	1,019	1,277
Cost of service and maintenance	1,882	1,987	6,144	6,934

Total cost of revenue	2,193	2,468	7,163	8,211

Gross profit:
License	2,642	2,015	8,638	8,325
Service and maintenance	2,209	1,573	5,973	4,171

Total gross profit	4,851	3,588	14,611	12,496

Operating expenses:
Research and development	2,484	2,536	7,369	8,699
Sales and marketing	4,075	4,571	12,162	17,222
General and administrative	1,045	1,479	3,623	4,351
Restructuring charges	—	(1,093)	(327)	3,193

Total operating expenses	7,604	7,493	22,827	33,465

Loss from operations	(2,753)	(3,905)	(8,216)	(20,969)
Interest expense	—	(6)	(34)	(142)
Other income and (expense), net	87	(189)	(73)	(139)
Interest income	87	215	291	823

Loss before provision for income taxes	(2,579)	(3,885)	(8,032)	(20,427)
Provision for income taxes	77	55	196	149

Net loss	$(2,656)	$(3,940)	$(8,228)	$(20,576)

Net loss per share—basic and diluted	$(0.20)	$(0.28)	$(0.63)	$(1.47)

Weighted average common shares outstanding	13,078	13,952	13,044	14,029

Docent, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended
	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003
Revenue:
License	$3,684	$3,584	$3,120	$2,953
Service and maintenance	3,401	3,823	4,203	4,091

Total revenue	7,085	7,407	7,323	7,044

Cost of revenue:
Cost of license	429	360	348	311
Cost of service and maintenance	1,829	2,007	2,255	1,882

Total cost of revenue	2,258	2,367	2,603	2,193

Gross profit:
License	3,255	3,224	2,772	2,642
Service and maintenance	1,572	1,816	1,948	2,209

Total gross profit	4,827	5,040	4,720	4,851

Operating expenses:
Research and development	2,427	2,434	2,451	2,484
Sales and marketing	4,268	4,019	4,068	4,075
General and administrative	1,584	1,402	1,176	1,045
Restructuring charges	—	—	(327)	—

Total operating expenses	8,279	7,855	7,368	7,604

Loss from operations	(3,452)	(2,815)	(2,648)	(2,753)
Interest expense	(4)	(14)	(20)	—
Other income and (expense), net	75	(90)	(70)	87
Interest income	167	101	102	87

Loss before provision for income taxes	(3,214)	(2,818)	(2,636)	(2,579)
Provision for income taxes	3	17	101	77

Net loss	$(3,217)	$(2,835)	$(2,737)	$(2,656)

Net loss per share—basic and diluted	$(0.24)	$(0.22)	$(0.21)	$(0.20)

Weighted average common shares outstanding	13,356	13,033	13,020	13,078

Docent, Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	Sept. 30, 2003	Dec. 31, 2002
Assets
Current assets:
Cash and cash equivalents	$30,890	$37,014
Short term investments	1,999	3,974
Accounts receivable, net	6,356	5,958
Prepaid expenses and other current assets	1,508	1,424

Total current assets	40,753	48,370
Property and equipment, net	2,333	3,118
Intangible assets, net	1,677	2,337
Other assets	404	417

Total assets	$45,167	$54,242

Liabilities and
Stockholders’ Equity
Current liabilities:
Accounts payable	$1,309	$1,032
Accrued liabilities	3,501	5,448
Restructuring accrual, current portion	671	888
Deferred revenue	7,639	6,626
Capital lease obligations, current portion	—	99

Total current liabilities	13,120	14,093
Restructuring accrual	532	1,096
Capital lease obligations	—	45
Stockholders’ equity	31,515	39,008

Total liabilities and stockholders’ equity	$45,167	$54,242

Note:  As of September 30, 2003, the Company had outstanding approximately 13,098,000 shares of Common Stock.